Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports Second Quarter 2023 Results

August 9, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the quarter ended June 30, 2023 (“Q2 2023”).

HIGHLIGHTS

Argentina

Caucharí-Olaroz

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In June 2023, Caucharí-Olaroz achieved first lithium production as the project advances commissioning and ramp up to Stage 1 capacity of 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate (”Li2CO3”), which is scheduled to be completed in mid-2024.
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Since startup, production quality has exceeded expectations with critical equipment required to achieve battery-quality lithium carbonate in the process of testing and commissioning.
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Caucharí-Olaroz is expected to produce approximately 5,000 tonnes of lithium carbonate in 2023.
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First lithium product from Caucharí-Olaroz has left the site and is being prepared for shipment at the port.
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As of June 30, 2023, $895 million of the $979 million total expected capex has been spent (on a 100% basis). As of June 30, 2023, the Company expects its remaining funding requirement to be less than $25 million for capital costs, value added taxes and working capital to reach positive cash flow.
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Preparation for Caucharí-Olaroz Stage 2 expansion targeting additional production capacity of at least 20,000 tpa is underway.

Pastos Grandes Basin

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On June 26, 2023, the Company announced the SEDAR filing of a National Instrument 43-101 (“NI 43-101”) Technical Report and resource update for the Pastos Grandes Project titled, “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” with an effective date of April 30, 2023.
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The Company continues to advance Pastos Grandes’ $30 million development plan, including engineering and evaluation work, which is expected to be completed by the end of the year. Simultaneously, the Company is working to complete a project review and an updated feasibility study.
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A geophysics program to map the basin and brine geological units has been completed and drilling has commenced. This will allow the Company to deepen its understanding of the brine reserves and provide key inputs to design the brine production system.
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On April 20, 2023, the Company completed its acquisition of Arena Minerals and its 65% ownership interest in the Sal de la Puna project, adjacent to the Pastos Grandes project in Salta, Argentina.

United States

Thacker Pass

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In mid-June 2023, major earthworks construction commenced at Thacker Pass to support the target of initial production in the second half of 2026.
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Deposits on long-lead items are expected to start in Q3 2023 and will continue through Q4 2024.
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The Company continues to work closely with the U.S. Department of Energy (“DOE”) Loans Program Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.
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The Company expects the DOE ATVM Loan Program conditional approval process to be completed in 2023 and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.
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The Company has approved a 2023 construction budget of $125 million with $48 million cash spent in Q2 2023 for construction of water pipelines and ponds, infrastructure improvements and the start of major earthworks.
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On February 6, 2023, the US District Court, District of Nevada ruled favorably for the Company in the appeal filed against the Bureau of Land Management by declining to vacate the Record of Decision. The U.S. Court of Appeals for the Ninth Circuit affirmed the District Court’s decision on July 17, 2023.

Corporate

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As at June 30, 2023, the Company had $502.0 million in cash and cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
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On July 31, 2023, at the annual, general and special meeting of Lithium Americas shareholders, 98.85% of the votes cast by shareholders present in person or by proxy at the meeting voted in favor of the separation of the Company into Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation is targeted to become effective in early October 2023.
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Additionally, in connection with the second tranche of the previously announced $650 million investment by General Motors Holdings LLC (“GM”), the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which Tranche 2 of GM’s investment would be made.
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On August 4, 2023, the Company obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarters ended June 30,
	2023	2022
	$	$
Expenses	(17.1)	(90.3)
Net income/(loss)	25.8	(16.6)
Income/(loss) per share – basic	0.16	(0.12)
Income/(loss) per share – diluted	0.16	(0.12)

(in US$ million)	As at June 30, 2023	As at December 31, 2022
	$	$
Cash, cash equivalents and short-term bank deposits	502.0	352.1
Total assets	1,501.9	1,016.5
Total long-term liabilities	(203.5)	(212.9)

Net income in Q2 2023 versus loss in Q2 2022 is primarily due to lower share of loss of Caucharí-Olaroz project partially offset by lower gain on change in fair value of the GM agreements derivative liability and convertible note derivative liability.

In H1 2023, total assets increased primarily due to acquisition of Arena Minerals and cash proceeds from the first tranche investment by GM of $320 million.

This news release should be read in conjunction with Lithium Americas’ condensed consolidated interim financial statements and management's discussion and analysis for the quarter ended June 30, 2023, which are available on SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM AMERICAS

Lithium Americas is advancing a separation of its U.S. and Argentine business units into two public independent companies. Lithium Argentina will retain Caucharí-Olaroz (44.8%-interest), focused on advancing toward full production capacity, and regional growth opportunities in the Pastos Grandes basin with Pastos Grandes and Sal de la Puna projects (100%-owned and 65%-interest, respectively). Lithium Americas (NewCo) will retain the 100%-owned Thacker Pass, focused on advancing construction with the target to commence production in the second half of 2026. The Company currently trades on the TSX and on the NYSE, under the ticker symbol “LAC.”

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning; expected remaining funding commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; expectation that ATVM Loan Program, if approved, will fund 75% of capital costs for construction of Phase 1 at the Thacker Pass project; that development costs at the Thacker Pass project may qualify as eligible costs under the ATVM Loan Program; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass project, including current lawsuits involving the Record of Decision for the project; capital expenditures and programs; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery grade lithium products; timing of deposits on long-lead items at the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz project and the Thacker Pass project; expecting timing to complete project review, feasibility studies, development planning, evaluating opportunities for synergy, and reach a construction decision for the Pastos Grandes and Sal de la Puna projects; the ability of the Company to complete Tranche 2 of GM’s investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals, authorizations and court rulings; the expected timetable for completing the Separation; the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of required third party, stock exchange and regulatory approvals required for the Separation; the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; and the successful integration and expected benefits of the acquisition of Arena Minerals, including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project, and costs for any additional exploration work at the projects; estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions flowing from COVID-19, or otherwise, on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s latest annual information form (“AIF”) available on SEDAR.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and management discussion & analysis. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR at www.sedar.com.